Exhibit 99.5

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
110 Yonge Street
Suite 1601
Toronto, Ontario
M5C 1T4 CANADA

Item 2	Date of Material Change

December 14, 2012

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on December 14, 2012.

Item 4	Summary of Material Change

AuRico Gold completed the sale of its Ocampo asset.

Item 5	Full Description of Material Change

AuRico Gold Inc. announced the completion of the sale of the Ocampo mine and adjacent exploration projects “Venus” and “Los Jarros”, located in Chihuahua, Mexico, to Minera Frisco, S.A.B. de C.V (“Minera Frisco”). Minera Frisco has also acquired a 50% interest in the Orion advanced exploration project and a joint venture agreement is currently being negotiated.

Total cash consideration paid at closing by Minera Frisco was US$750 million. AuRico will use the net proceeds from the sale to eliminate certain debt obligations, invest in internal growth opportunities, provide sufficient working capital and liquidity for the Company and undertake a significant return of capital to shareholders.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Scott Perry
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

December 18, 2012